Exhibit 99. (d)(5)(D)

Notice of Termination of Subadvisory Agreement as to

GLOBAL REAL ESTATE FUND

(a series of John Hancock Funds II ("JHF II"))

Deutsche Investment Management Americas Inc. ("Deutsche")

Notice is hereby given that the Subadvisory Agreement with respect to Global Real Estate Fund, a series of JHF II, dated January 1, 2014, as amended, between John Hancock Advisers, LLC (the "Adviser") and Deutsche (the "Agreement") is terminated as a result of the Fund's liquidation effective as of the close of business April 20, 2018 (the "Termination Date").

John Hancock Advisers, LLC

By: /s/ Philip Fontana

Name: Philip Fontana

Title: Vice President